FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.
(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures
First Quarter Highlights:
Financial Review
About Oncolytics Biotech Inc.
BALANCE SHEETS
Statements of Loss and Deficit
Statement of Cash Flows

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date May 22, 2003	By:	/s/ Douglas A. Ball

Douglas A. Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

ONCOLYTICS BIOTECH ANNOUNCES 2003 FIRST QUARTER RESULTS

CALGARY, AB, — May 22, 2003 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced its financial results for the three-month period ending March 31, 2003.

First Quarter Highlights:

•	Announced positive interim results from the T2 prostate cancer trial;

•	Successfully completed a program for the development of a commercial process to manufacture REOLYSIN®;

•	Successfully completed a ninth animal toxicology study using systemic delivery of REOLYSIN®; and,

•	Secured a sixth U.S. patent covering a method of manufacturing REOLYSIN®.

“During the quarter, we made further advancements in the development of REOLYSIN®,” said Dr. Brad Thompson, President and CEO of Oncolytics. “The Company achieved several important milestones.”

Financial Review

The Company incurred a net loss for the first quarter of 2003 of $1,114,314 compared to a net loss of $1,273,820 for the first quarter of 2002. Basic and diluted loss per common share decreased from $0.07 in the first quarter of 2002 to $0.05 for the first quarter of 2003.

During the first quarter of 2003, the Company incurred R&D expenses of $479,635 compared to $871,519 in the first quarter of 2002. R&D expenses decreased in the first quarter primarily due to a reduction in the costs associated with the development of a commercial process for the manufacturing of REOLYSIN®. The Company continued to incur R&D expenses as it studied the efficacy and safety of REOLYSIN® in its clinical trial program and completed its animal toxicology study examining systemic delivery of REOLYSIN®.

During the first quarter of 2003, the Company incurred operating expenses of $522,025 compared to $489,478 in the first quarter of 2002. Operating expenses for the first quarter of 2003 increased due to strategic additions to Oncolytics’ staff after the first quarter of 2002 and increased professional fees and filing costs associated with public company filing requirements.

The future income tax recovery of $161,905 recorded in the first quarter of 2002 related to the reversal of the Company’s future tax liability, as its future tax assets relating to non-capital losses, scientific research and development pools and other tax pools exceeded the value of the future tax liability. No similar recovery was recorded in the first quarter of 2003.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including expectations as to progress in the clinical trial program and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc. Doug Ball 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 www.oncolyticsbiotech.com	The Equicom Group Joanna Longo 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 233 Fax: 416.815.0080 jlongo@equicomgroup.com	The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 11 Stone St. 3rd Floor New York, NY 10004 T: 212.825.3210 F: 212.825.3229 theproteam@aol.com

ONCOLYTICS BIOTECH INC.
BALANCE SHEETS

	Unaudited	Audited
	March 31,	December 31,
	2003	2002
	$	$

ASSETS
Current assets:
Cash	6,887,378	8,319,244
Accounts receivable	45,686	48,536
Prepaid expenses	77,433	77,158

	7,010,497	8,444,938
Capital assets	4,684,648	4,516,813
Investments	5,006,503	5,006,503

	16,701,648	17,968,254

LIABILITIES
Accounts payable and accrued liabilities	863,305	1,260,239

Alberta Heritage Foundation loan	150,000	150,000

Shareholders’ equity:
Share capital	30,550,029	30,305,858
Contributed surplus	2,703,189	2,702,718
Deficit	(17,564,875)	(16,450,561)

	15,688,343	16,558,015

	16,701,648	17,968,254

ONCOLYTICS BIOTECH INC.

Statements of Loss and Deficit
(Unaudited)

	For the three months ended		Cumulative from
	March 31		inception on
			April 2,
	2003	2002	1998
	$	$	$

Revenue
Rights revenue	—	—	310,000
Interest income	43,170	57,180	1,815,848

	43,170	57,180	2,125,848

Expenses
Research and development	479,635	871,519	14,056,516
Operating	522,025	489,478	5,329,098
Amortization	155,224	131,612	1,401,790

	1,156,884	1,492,609	20,787,404

Loss before income taxes	1,113,714	1,435,429	18,661,556
Capital tax	600	296	18,319
Future income tax recovery	—	(161,905)	(1,115,000)

Net loss for the period	1,114,314	1,273,820	17,564,875
Deficit, beginning of the period	16,450,561	10,359,075	—

Deficit, end of the period	17,564,875	11,632,895	17,564,875

Basic and diluted loss per common share	0.05	0.07

Weighted average number of shares	22,221,506	19,191,395

ONCOLYTICS BIOTECH INC.

Statement of Cash Flows
(Unaudited)

	For the three months ended		Cumulative from
	March 31		inception on
			April 2,
	2003	2002	1998
	$	$	$

OPERATING ACTIVITIES
Net Loss for the period	(1,114,314)	(1,273,820)	(17,564,875)
Deduct non-cash items
Amortization	155,224	131,612	1,401,790
Future income tax recovery	—	(161,905)	(1,115,000)
Non-cash compensation expense	471	—	33,189
Net change in non-cash working capital	(257,136)	(1,341,393)	808,234

	(1,215,755)	(2,645,506)	(16,436,662)

INVESTING ACTIVITIES
Intellectual property expenditures	(459,660)	(149,130)	(2,078,617)
Purchase of capital assets	(622)	(158,325)	(460,865)
Investment in Transition Therapeutics Inc.	—	—	(20,352)
Investment in BCY LifeSciences Inc.	—	—	(127,123)

	(460,282)	(307,455)	(2,686,957)

FINANCING ACTIVITIES
Alberta Heritage Loan	—	—	150,000
Proceeds from exercise of warrants and options	—	—	2,760,103
Proceeds from private placement	244,171	—	6,917,691
Proceeds from public offering	—	—	16,183,203

	244,171	—	26,010,997

Increase (decrease) in cash during period	(1,431,866)	(2,952,961)	6,887,378
Cash, beginning of the period	8,319,244	14,970,756	—

Cash, end of the period	6,887,378	12,017,795	6,887,378